1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July 2016

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date July 5, 2016	By	/s/ Zhang Baocai
Name: Zhang Baocai
Title: Director and Company Secretary

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

ANNOUNCEMENT ON ADJUSTMENT TO THE ISSUE PRICE OF

THE NON-PUBLIC ISSUANCE OF SHARES UPON THE IMPLEMENTATION OF THE PROFIT DISTRIBUTION PLAN

FOR THE YEAR ENDED 31 DECEMBER 2015

This announcement is made pursuant to Part XIVA of the Securities and Futures Ordinance and Rules 13.09(2)(a) and 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Reference is made to the announcement of Yanzhou Coal Mining Company Limited (“the Company”) dated 16 June 2016 (the “Announcement”), in relation to, among other things, the non-public issuance of new A shares of the Company (the “Additional A Shares Issue”) and the overseas regulatory announcement of the Company dated 24 June 2016 in relation to the implementation of distribution of final dividends of A Shares for the year of 2015. Unless otherwise indicated, capitalized terms used in this announcement shall have the same meanings as defined in the Announcement.

1.	Basic information of the Additional A Shares Issue

According to the resolution in relation to the plan of the non-public issuance of shares to specific subscribers by the Company which was considered and approved at the twenty-second meeting of the sixth session of the Board held on 16 June 2016, the Company proposed to issue RMB ordinary shares to specific subscribers by way of non-public issuance. The pricing principle of the Additional A Shares Issue is as follows:

The Price Determination Date of the new A Shares is the date of the announcement on the resolutions at the twenty-second meeting of the sixth session of the Board. The issue price of the new A Shares Issue will be not less than RMB8.33 per share, being 90% of the average trading price per A Share during the period of 20 trading days prior to the Price Determination Date (which is calculated by dividing the total turnover of trading of A Shares during the period of 20 trading days prior to the Price Determination Date by the total trading volume of trading of A Shares during the period of 20 trading days prior to the Price Determination Date).

The basic issue price of the new A Shares will be adjusted in case of ex-rights or ex-dividend matters, during the period from the Price Determination Date to the date of issue of such new A Shares. After approval documents for the Additional A Shares Issue from CSRC are obtained by the Company and in accordance with the provisions of relevant laws and regulations and the requirements from other regulatory authorities, the final issue price of the Additional A Shares Issue will be determined by the Board pursuant to the authorization to be granted by the Shareholders in consultation with the sponsor (lead underwriter) of the Additional A Shares Issue and having regard to the market consultation.

For details, please refer to the Announcement, which was posted on the websites of the Shanghai Stock Exchange, The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) and the Company.

2.	Distribution of profit for the year of 2015 and its implementation

According to the resolution in relation to consideration and approval of the profit distribution plan of Yanzhou Coal Mining Company Limited for the year ended 31 December 2015 2015 which was considered and approved at the 2015 annual general meeting of the Company, the Company proposed to distribute a cash dividend of RMB0.01 (tax inclusive) per share based on the total share capital of 4.912 billion shares after deducting repurchased H shares of 6,384,000 shares.

The Company published the overseas regulatory announcement on the implementation of distribution of final dividends of A Shares for the year of 2015 on 24 June 2016. In respect of the aforesaid profit distribution, the record date was 29 June 2016, the ex-rights and ex-dividend date was 30 June 2016 and the payment date for cash dividend was 30 June 2016.

The implementation of the aforesaid profit distribution of the Company was completed on 30 June 2016.

For details, please refer to the announcement of the Company dated 24 June 2016 in relation to the implementation of distribution of final dividends of A Shares for the year of 2015. The aforesaid announcement was posted on the websites of the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the Company.

3.	Adjustment to the basic issue price under the Additional A Shares Issue

According to the pricing principal of the Additional A Shares Issue, the Company shall adjust the basic issue price under the Additional A Shares Issue after completion of implementing the distribution of profit for the year of 2015:

Basic issue price after the adjustment	=	Basic issue price prior to the adjustment - Cash dividend per share
	=	RMB8.33 / share - RMB0.01 / share
	=	RMB8.32 / share

Saved for the abovementioned adjustment, other matters in relation to the Additional A Share Issue remain unchanged.

By order of the Board

Yanzhou Coal Mining Company Limited

Li Xiyong

Chairman of the Board

Zoucheng, Shandong Province, the PRC

4 July 2016

As at the date of this announcement, the Directors of the Company are Mr. Li Xiyong, Mr. Li Wei, Mr. Wu Xiangqian, Mr. Wu Yuxiang, Mr. Zhao Qingchun, Mr. Guo Dechun and Mr. Guo Jun, and the independent non-executive directors of the Company are Mr. Wang Lijie, Mr. Jia Shaohua, Mr. Wang Xiaojun and Mr. Qi Anbang.

About the Company

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director and Company Secretary

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC